Exhibit (a)(5)(P)

CONTACTS:	Sung Lee, Investors
(650) 524-7792

Amy Flood, Media
(650) 522-5643

Confidential - DRAFT

GILEAD  SCIENCES  COMPLETES  TENDER  OFFER  FOR  ALL  OUTSTANDING  SHARES  OF  KITE  PHARMA,  INC.

Foster City, Calif., October 3, 2017 — Gilead Sciences, Inc. (Nasdaq: GILD) today announced the successful completion of the tender offer by its wholly-owned subsidiary, Dodgers Merger Sub, Inc. (“Purchaser”), for all of the outstanding shares of common stock of Kite Pharma, Inc. (Nasdaq: KITE) at a price of $180 per share, net to the seller in cash, without interest. Computershare Trust Company, N.A., the depositary for the tender offer, has advised Gilead that, as of one minute after 11:59 p.m., New York City time, on October 2, 2017, the initial expiration of the tender offer, approximately 38,324,617 shares were validly tendered and not withdrawn in the tender offer, representing approximately 66.20% of Kite’s currently outstanding shares (including 2,003,002 shares delivered through Notices of Guaranteed Delivery, representing approximately 3.46% of the shares outstanding). Gilead has accepted for payment all shares validly tendered and not withdrawn and will promptly pay for such shares.  Eligible Kite shares exclude shares held by Kite (or in Kite’s treasury), shares held by Gilead or any of its subsidiaries, including Purchaser, and shares held by any Kite stockholder who exercised appraisal rights under Section 262 of the Delaware General Corporate Law (the “DGCL”).

Purchaser will acquire all of the remaining outstanding shares of Kite common stock by means of a merger of Purchaser with and into Kite without a vote of Kite’s other stockholders pursuant to Section 251(h) of the DGCL. Following the merger, Kite will become a wholly-owned subsidiary of Gilead, and each share of Kite’s outstanding common stock will be cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, Kite common stock will cease to be traded on the NASDAQ Global Select Market.

About Kite

Kite is a biopharmaceutical company engaged in the development of innovative cancer immunotherapies with a goal of providing rapid, long-term, durable response and eliminating the burden of chronic care. The company is focused on chimeric antigen receptor (CAR) and T cell receptor (TCR) engineered cell therapies designed to empower the immune system’s ability to recognize and kill tumors. On March 31, 2017, Kite submitted a Biologics License Application to the FDA for its lead product candidate, axi-cel, as a treatment for patients with relapsed or refractory aggressive non-Hodgkin lymphoma who are ineligible for autologous stem cell transplant. Kite received priority review on May 29, 2017 with the Prescription Drug User Fee Act action date set for November 29, 2017. This submission comes after positive results from Kite’s ZUMA-1 pivotal trial with axi-cel in patients with chemorefractory aggressive non-Hodgkin lymphoma. Kite is based in Santa Monica, California. For more information on Kite, please visit www.kitepharma.com.

About Gilead Sciences

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need.  Gilead’s mission is to advance the care of patients suffering from

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA	www.gilead.com
phone 650 574 3000 facsimile 650 578 9264

life-threatening diseases.  Gilead has operations in more than 30 countries worldwide, with headquarters in Foster City, California.

Forward-Looking Statements

This press release includes forward-looking statements that are subject to risks, uncertainties and other factors.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Gilead and members of its senior management team.  Forward-looking statements include, without limitation, statements regarding the business combination, its effect on Gilead’s revenues and earnings, the commercial success of Kite’s products, approval of axi-cel by regulatory authorities, the ability of Gilead to advance Kite’s product pipeline, including axi-cel, the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and the accuracy of any assumptions underlying any of the foregoing.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements.  Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties.  Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in Gilead’s periodic reports filed with the Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K.  All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation and disclaims any intent to update any such forward-looking statements.

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For more information on Gilead Sciences, please visit the company’s website at www.gilead.com, follow Gilead on Twitter (@GileadSciences) or call Gilead Public Affairs at 1-800-GILEAD-5 or 1-650-574-3000